	For the 3 Months Ended		For the Year Ended	For the Year Ended		For the Year Ended		For the Year Ended		For the Year Ended
	January 31, 2013		October 31, 2012	October 31, 2011		October 31, 2010		October 31, 2009		October 31, 2008
Earnings:
Net increase (decrease) in net assets resulting from operations	$6,876,238		$(21,654,676)	$6,970,979		$16,132,762		$14,247,489		$63,951,643
Income tax expense (benefit), including excise tax	733		3,997	13,557		8,476		1,376,819		(936,396)
Total earnings before taxes	$6,876,971		$(21,650,679)	$6,984,536		$16,141,238		$15,624,308		$63,015,247

Fixed Charges:
Interest and other borrowing costs (1)	$937,043		$3,366,756	$3,082,125		$2,824,788		$3,127,594		$4,463,822
Total fixed charges	$937,043		$3,366,756	$3,082,125		$2,824,788		$3,127,594		$4,463,822

Earnings available to cover fixed charges	$7,814,014		$(18,283,923)	$10,066,661		$18,966,026		$18,751,902		$67,479,069

Ratio of earnings to fixed charges	8.34	x	-5.43x	3.27	x	6.71	x	6.00	x	15.12	x

(1) includes interest, credit facility fees and amortized capitalized expenses related to indebtedness